Exhibit 99.1

NXT Presents at MicroCapClub Invitational

CALGARY, ALBERTA, January 22, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that it was selected to present at a recent MicroCapClub Invitational event.

NXT’s presentation to the MicroCapClub (“mc2”), an exclusive US based microcap forum, can be accessed at the link http://microcapclub.com/2013/01/microcapclub-invitational-nxt-energy-sfd-v/.  “We are pleased to have had the opportunity to present our story to the unique, mc2 forum” said George Liszicasz, NXT’s President and CEO.

“At MicroCapClub we have over 150 experienced microcap investors discussing over 90 microcap companies in our members forum, and we thought as a group it would be great to showcase a few companies which we believe are highly unique,” said Ian Cassel, founder of MicroCapClub.  “We have been following NXT for over a year on MicroCapClub, and we believe the Company’s Stress Field Detection technology can potentially be a game changer for the oil and gas industry.  It is notable that NXT achieved a significant increase in revenues in 2012 as a result of growing adoption of the technology in the oil and gas exploration industry.”

About MicroCapClub – the MicroCapClub (mc2) is an exclusive microcap forum focused on microcap companies (sub $300 million market cap).  The MicroCapClub was created and founded by Ian Cassel as a way to share ideas and to learn from other seasoned like-minded microcap investors, with a goal of quality membership and quality stock ideas.  If you are an experienced microcap investor, feel free to apply and find additional information at www.microcapclub.com.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
gleavens@nxtenergy.com
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.